UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Lucas Energy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

549333 20 1
(CUSIP Number)

RYAN J. MORRIS
MESON CAPITAL PARTNERS LLC
2687 California Street
San Francisco, California 94115
(607) 279-5382

ROBERT L. FROME, ESQ.
RON S. BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,235,244 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,235,244 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,235,244 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,010,655
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,010,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON MESON CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,245,899 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,245,899 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,899 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON RYAN J. MORRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,245,899 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,245,899 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,899 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 187,500 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON YOUNG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

1	NAME OF REPORTING PERSON JOSHUA D. YOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 346,666 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 346,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 150,000 Shares underlying Warrants.

CUSIP NO. 549333 20 1

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), including Shares underlying Warrants (the “Warrants”), of Lucas Energy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 3555 Timmons Lane, Suite 1550, Houston, Texas 77027.

Item 2.	Identity and Background.

(a)           This statement is filed by Meson Capital Constructive Partners L.P., a Delaware limited partnership (“Meson Constructive”), Meson Capital Partners LP, a New York limited partnership (“Meson LP”), Meson Capital Partners LLC, a Delaware limited liability company (“Meson LLC”), Ryan J. Morris, Young Capital Partners, LP, a California limited partnership (“Young LP”), Young Capital Management, LLC, a California limited liability company (“Young LLC”), and Joshua D. Young.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Meson LLC is the general partner of each of Meson Constructive and Meson LP.  Ryan J. Morris is the managing member of Meson LLC.  By virtue of these relationships, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the securities beneficially owned by Meson Constructive and Meson LP.

Young LLC is the general partner of Young LP.  Joshua D. Young is the managing member of Young LLC.  By virtue of these relationships, each of Young LLC and Joshua D. Young may be deemed to beneficially own the securities beneficially owned by Young LP.  Young LLC is entitled to receive a portion of the incentive allocation earned by Meson LLC in its capacity as the general partner of Meson Constructive.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Meson Constructive, Meson LP, Meson LLC and Ryan J. Morris is 2687 California Street, San Francisco, California 94115.  The principal business address of each of Young LP, Young LLC and Joshua D. Young is 1491 Glenville Drive, Los Angeles, California 90035.

(c)           The principal business of Meson Constructive and Meson LP is investing in securities.  The principal business of Meson LLC is serving as the general partner of each of Meson Constructive and Meson LP.  The principal occupation of Ryan J. Morris is serving as the managing member of Meson LLC.

The principal business of Young LP is investing in securities.  The principal business of Young LLC is serving as the general partner of Young LP.  The principal occupation of Joshua D. Young is serving as the managing member of Young LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 549333 20 1

(f)           Meson Constructive and Meson LLC are organized under the laws of the State of Delaware.  Meson LP is organized under the laws of the State of New York.  Young LP and Young LLC are organized under the laws of the State of California.  Ryan J. Morris is a citizen of Canada.  Joshua D. Young is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,047,744 Shares directly owned, and Warrants to purchase 187,500 Shares that may be deemed to be beneficially owned, by Meson Constructive is approximately $4,024,645, including brokerage commissions.  Such securities were acquired with the working capital of Meson Constructive.

The aggregate purchase price of the 1,010,655 Shares directly owned by Meson LP is approximately $1,651,670, including brokerage commissions.  Such securities were acquired with the working capital of Meson LP.

The aggregate purchase price of the 196,666 Shares directly owned, and Warrants to purchase 150,000 Shares that may be deemed to be beneficially owned, by Young LP is approximately $381,941, including brokerage commissions.  Such securities were acquired with the working capital of Young LP.

Each of Meson Constructive, Meson LP and Young LP effects purchases of securities primarily through margin accounts maintained for it with brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on their belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase of additional securities desirable, the Reporting Persons may endeavor to increase their respective positions in the Issuer through, among other things, the purchase of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with management, the Board of Directors (the “Board”) and shareholders of the Issuer concerning the business, operations and future plans of the Issuer and potential Board representation.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, nominating directors or otherwise seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 549333 20 1

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,147,745 Shares outstanding, which is the total number of Shares outstanding as of September 11, 2012 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 11, 2012.

As of the close of business on September 21, 2012, Meson Constructive may be deemed to beneficially own 2,235,244 Shares, including 187,500 Shares underlying Warrants, constituting approximately 8.5% of the Shares outstanding.  By virtue of their relationship with Meson Constructive discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson Constructive.

As of the close of business on September 21, 2012, Meson LP may be deemed to beneficially own 1,010,655 Shares, constituting approximately 3.9% of the Shares outstanding.  By virtue of their relationship with Meson LP discussed in further detail in Item 2, each of Meson LLC and Ryan J. Morris may be deemed to beneficially own the Shares beneficially owned by Meson LP.

As of the close of business on September 21, 2012, Young LP may be deemed to beneficially own 346,666 Shares, including 150,000 Shares underlying Warrants, constituting approximately 1.3% of the Shares outstanding.  By virtue of their relationship with Young LP discussed in further detail in Item 2, each of Young LLC and Joshua D. Young may be deemed to beneficially own the Shares beneficially owned by Young LP.

The Warrants owned by the Reporting Persons contain “blocker” provisions which restrict exercise of any portion of the Warrants to the extent that after giving effect to such exercise, the holders thereof would beneficially own in excess of specified ownership limitations (4.99% of the outstanding Shares with respect to 287,500 Warrants reported herein and 9.99% of the outstanding Shares with respect to 50,000 Warrants reported herein, subject to increase or decrease to the ownership limitations as set forth in the respective Warrants, but in no event greater than 9.99% of the outstanding Shares).

This statement reports an aggregate of 3,592,565 Shares, including 337,500 Shares underlying Warrants, constituting approximately 13.6% of the Shares outstanding.

(b)           Each of Meson LLC and Ryan J. Morris may be deemed to have shared power with Meson Constructive and Meson LP, respectively, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by Meson Constructive and Meson LP, respectively.

Each of Young LLC and Joshua D. Young may be deemed to have shared power with Young LP to vote and dispose of the securities reported in this Schedule 13D beneficially owned by Young LP.

CUSIP NO. 549333 20 1

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.  All of such transactions were effected in the open market unless otherwise indicated.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1
Joint Filing Agreement by and among Meson Capital Constructive Partners L.P., Meson Capital Partners LP, Meson Capital Partners LLC, Ryan J. Morris, Young Capital Partners, LP, Young Capital Management, LLC and Joshua D. Young, dated September 21, 2012.

CUSIP NO. 549333 20 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2012	MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.

	By:	Meson Capital Partners LLC General Partner

	By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC General Partner

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris
Ryan J. Morris Managing Member

/s/ Ryan J. Morris
RYAN J. MORRIS

YOUNG CAPITAL PARTNERS, LP

By:	Young Capital Management, LLC General Partner

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

CUSIP NO. 549333 20 1

YOUNG CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua D. Young
Joshua D. Young Managing Member

/s/ Joshua D. Young
JOSHUA D. YOUNG

CUSIP NO. 549333 20 1

SCHEDULE A

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

MESON CAPITAL CONSTRUCTIVE PARTNERS L.P.

Common Stock	524,964	1.8600	09/11/12
Warrants	187,500*	*	09/11/12
Common Stock	750,000*	*	09/11/12
Common Stock	195,036	1.8762	09/12/12
Common Stock	354,519	2.0800	09/19/12
Common Stock	223,225	2.2158	09/20/12

MESON CAPITAL PARTNERS LP

Common Stock	10,000	1.6800	07/20/12
Common Stock	10,000	1.6800	07/23/12
Common Stock	21,000	1.6800	07/26/12
Common Stock	20,000	1.6800	07/27/12
Common Stock	45,400	1.6800	07/30/12
Common Stock	188,340	1.6800	07/31/12
Common Stock	91,865	1.6800	08/01/12
Common Stock	142,837	1.6800	08/02/12
Common Stock	22,040	1.6800	08/08/12
Common Stock	1,190	1.6800	08/16/12
Common Stock	30,000	1.6800	08/20/12
Warrants	83,334#	0.3000	08/24/12

* Included within 750,000 Units purchased by Meson Constructive for $1.65 per Unit in a registered offering conducted by the Issuer.  Each Unit consists of one Share and 0.25 of a Warrant to purchase one Share.
#  Securities acquired in a private transaction.

CUSIP NO. 549333 20 1

Common Stock	83,334*	1.0000	08/24/12
Common Stock	30,000	1.6800	08/24/12
Common Stock	50,000	1.6800	08/27/12
Warrants	15,167#	0.3000	08/29/12
Common Stock	15,167*	1.0000	08/29/12
Common Stock	60,000	1.6800	08/29/12
Common Stock	150,000	2.0800	09/19/12
Common Stock	25,000	2.2158	09/20/12

YOUNG CAPITAL PARTNERS, LP

Common Stock	(2,000)	1.6350	07/19/12
Common Stock	(2,000)	1.8200	08/23/12
Warrants	12,500**	**	09/11/12
Common Stock	50,000**	**	09/11/12

* Shares acquired upon the exercise of Warrants.
#  Securities acquired in a private transaction.
** Included within 50,000 Units purchased by Young LP for $1.65 per Unit in a registered offering conducted by the Issuer.  Each Unit consists of one Share and 0.25 of a Warrant to purchase one Share.